[LETTERHEAD of WINSTON & STRAWN LLP]
September 27, 2006
BY EDGAR AND HAND DELIVERY
Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation Registration Statement on Form S-1
Dear Mr. Mancuso:
          On behalf of IPG Photonics Corporation (the “Company”), we enclose for your review Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-136521), which was filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2006. An electronic version of Amendment No. 1 was filed today with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), through the Commission’s electronic data gathering, analysis and retrieval system.
          Amendment No. 1 reflects changes to the Registration Statement made in response to the Staff’s comments on the Registration Statement contained in its letter to the Company dated September 7, 2006 (the “Letter”) and additional changes updating the Company’s prior disclosure. For your convenience, we have enclosed four marked copies of Amendment No. 1 showing the changes made to the Registration Statement. In addition, we have set forth below, on a supplemental basis, the Company’s responses to the comments contained in the Letter. For convenience of reference, the text of the Staff’s comments has been reproduced herein.

General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

The Company notes the Staff’s comment and confirms that it will provide all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range, at or prior to the time that the Company prints and distributes the preliminary prospectus.
Cover Page
2.	Please remove the caption “Joint Book-Running Managers.”

In response to the Staff’s comment, the Company has deleted the caption “Joint Book-Running Managers” from the cover page of the prospectus.
Graphics
3.	We note your breakdown of net sales derived from product by different applications on page F-28. Please show us how your graphics accurately represent your markets and applications relative to their contribution to your revenue.

In response to the Staff’s comment, the Company notes that the order of the graphics depicts each market’s relative contribution to the Company’s total revenues in descending order. Materials processing applications are given graphic prominence and are presented as a group in the first two rows because they accounted for 62.7% of the Company’s total revenues in 2005. These graphics portray the most significant market segments for materials processing, with marking, the single largest application, being placed first, with greatest prominence. Communications, medical and advanced applications accounted for 16.5%, 7.7% and 13.3%, respectively, of the Company’s total revenues in 2005. The image on the left side of the third row of graphics depicts broadband and DWDM applications, which account for a substantial majority of the Company’s sales in communications end markets. The skin rejuvenation application depicted in the bottom row accounts for a substantial portion of the Company’s sales in medical end markets and the remaining two images in the bottom row depict the two applications in advanced applications that contribute most to the Company’s total revenues. The Company has depicted two advanced applications in order to represent the diversity of advanced applications for which the Company’s products are used.

The Company refers the Staff to the table in the Registration Statement under “Business – Our Competitive Strengths – Diverse Customer Base, End Markets and Applications,” in which the applications are also listed in descending order of relative contribution to total revenues. The graphics depict these applications in the same order presented in the table.

4.	Please ensure that the text at the bottom right of your graphics is legible. We may have comment on that text once a legible version is filed.

In response to the Staff’s comment, the Company has increased the font size to improve the legibility of the text at the bottom right of the inside cover page of the prospectus. For your convenience, we have reproduced the relevant text below:

“IPG Photonics does not make the products or perform the services above. The graphics above illustrate typical applications in which our products are utilized by end users.”
Table of Contents
5.	We note your reference to the market and industry data and forecasts included in your prospectus. Please provide us with copies of any market and industry data and forecast report that you cite in your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

In accordance with the Staff’s comment, please find attached as Appendix A hereto copies of portions of the market and industry data and forecast reports cited in the Company’s prospectus. Each report has been marked to show the relevant sections that support the data included in the prospectus and to indicate the page number of the prospectus where the data has been used. The Company advises the Staff that the sources of the cited data have all consented to the use of their names and data in the prospectus and none of the reports were commissioned by the Company or prepared specifically for its use.
Prospectus Summary, page 1
6.	Please balance your summary disclosure of your growth rates with equally prominent disclosure of the statement on page 30 that you do not expect to continue to grow at those rates.

The Company notes the Staff’s comment and has removed the reference to growth rates from the introductory paragraphs of the Prospectus Summary.
Overview, page 1
7.	Please provide independent and objective support for your statements that you are “the leading developer and manufacturer of a broad line of high-performance fiber lasers and amplifiers for diverse application in numerous markets” and “pioneered the development and commercialization of optical fiber-based lasers.”

In response to the Staff’s comment, the Company refers to pages 16-18 of the Strategies Unlimited report attached as part of Appendix A hereto as independent and objective support for the Company’s statement that it is “the leading developer and manufacturer of a broad line of high-performance fiber lasers for diverse applications in numerous markets.” The Company did not commission this report and this report was not prepared specifically for the Company’s use. The Company also refers the Staff to the Optoelectronics Report from January 2006, “Market Review and Forecast I: Non-Diode Lasers.” In that report, Table 2 states that the total estimated sales of all fiber lasers amounted to $128 million in 2005. The Company’s net sales in 2005 (excluding sales in communications applications, which consist predominantly of sales of fiber amplifiers) were approximately $80 million, or about 63% of the fiber laser market. The Company believes that these figures support the statement that the Company is the “leading developer and manufacturer” of fiber lasers. The Company has revised its disclosure to remove the statement that it is the leading developer and manufacturer of fiber amplifiers.

In addition, included as part of Appendix A hereto are articles from the February 2006 issue of Optics & Laser Europe magazine and the May 17, 2006 issue of the Financial Times as independent and objective support for the Company’s statement that it “pioneered the development and commercialization of optical fiber-based lasers.” The Company also notes that it has been in the fiber laser industry for 16 years, ten years longer than its most significant competitor in the fiber laser market, SPI Lasers plc, as noted in the Strategies Unlimited report also included as a part of Appendix A hereto. The Company believes that its continued introduction of fiber lasers with greater output powers and higher performance levels, the number of fiber lasers that the Company has sold and the Company’s ability to compete with conventional laser companies based on performance and price support the Company’s statement that it is a pioneer in commercial fiber lasers. The Company notes that it has been selling fiber lasers with output powers greater than 700 watts since 2002, while, to the Company’s knowledge, there is no other maker of commercial fiber lasers offering products over 200 watts. Since introducing kilowatt scale fiber lasers, the Company has shipped more than 100 fiber lasers with output powers of 1,000 watts or more and it has shipped a 36,000 watt unit, which is 180 times more powerful than the units offered by the Company’s most significant competitor in the fiber laser market. Further, the Company has shipped over 750 fiber lasers for medical therapeutic applications, an application in which fiber lasers had not previously been used in significant volumes.
Industry Background, page 1
8.	Please clarify what you mean by “disruptive technology.”

The Company notes the Staff’s comment and has expanded the disclosure to clarify the meaning of “disruptive technology.”
9.	We note the references to the benefits of your product in the bullet points following the second paragraph. If you elect to provide this disclosure in the summary, please provide equally prominent disclosure of the disadvantages of your products. Likewise, provide equally prominent, balancing disclosure to the strengths described under “Our Strengths.”

In response to the Staff’s comment, the Company has added disclosure regarding the markets and applications where traditional laser technologies remain superior following the bullet points that describe the benefits of its products.

With respect to the disclosure under “Our Strengths,” the Company notes the Staff’s comment and respectfully suggests that the disclosure under “Prospectus Summary – Risk Factors” balances the disclosure of the Company’s strengths by discussing the Company’s primary weaknesses. The Company has revised the subsection on risk factors to add bold subheadings so as to present the risks in the summary with equal prominence.
The Offering – Use of Proceeds, page 4
10.	Please provide a summary of the disclosure which appears in the second to last paragraph under “Use of Proceeds” regarding the proceeds of your offering that will be received by TA Associates, an affiliate of one of your directors.

In response to the Staff’s comment, the Company has added a summary of the disclosure which appears in the second to last paragraph under “Use of Proceeds” to the summary of the use of proceeds under “The Offering.”
Risk Factors, page 7
We are subject to lawsuits..., page 8
11.	Please clarify why you would be unaware of existing patents as mentioned in the first paragraph.

In response to the Staff’s comment, the Company submits that the volume of existing patents, the frequency with which new patents are granted and the diversity of jurisdictions in which they are granted make it impractical and prohibitively expensive for the Company to monitor all patents that may be relevant to its business. The risk factor has been revised accordingly.
12.	Please provide more detail on how the lawsuits mentioned would specifically affect your business, results of operations and financial condition if the outcomes of those lawsuits were unfavorable to you.

The Company notes the Staff’s comment and submits that the bullet points appearing in the third paragraph of the risk factor provide detail regarding the specific potential effects of the lawsuits. The Company has revised the introductory language to the bullet points to make it clear that they apply to the Company’s current lawsuits as well as future lawsuits.
We depend upon internal production..., page 10
13.	Please indicate the locations of your “three major manufacturing facilities.”

In response to the Staff’s comment, the Company has added a sentence to the risk factor setting forth the locations of the Company’s three major manufacturing facilities.
We rely on the significant experience and specialized expertise..., page 10
14.	Please clarify why your ability to attract and retain employees with equity compensation may be limited following the completion of your offering.

The Company notes the Staff’s comment and has removed this statement from its disclosure.
Because we lack long-term purchase commitments from our customers..., page 13
15.	We note the historical inventory write-downs described in Note 3 to your financial statements. Please expand your risk factor to include a brief discussion of those write-downs and expand your risk factor discussion, as necessary, to explain why these write-downs occurred.

The Company notes the Staff’s comment and has expanded the risk factor to include a brief discussion of the write-downs and the reasons for them.
16.	Please expand your risk factor, or add a new risk factor, to discuss the risks inherent in your vertical integration strategy that are currently described in the second full paragraph on page 43.

In response to the Staff’s comment, the Company has expanded its disclosure under the risk factor entitled “Our vertically integrated business results in high levels of fixed costs that may adversely impact our gross profits and our operating results in the event of a reduction in demand for our products” to further discuss the risks inherent in its vertical integration strategy.
We are subject to various environmental laws..., page 16
17.	Please disclose when the WEEE directive is effective and why you do not know whether you will be required to register or incur financial responsibility.

The Company notes the Staff’s comment and advises the Staff that it has determined that the WEEE directive is not applicable to the Company. Accordingly, the Company has revised the risk factor to remove references to the WEEE directive.
We are subject to export controls..., page 16
18.	Please clarify why your products are subject to export controls that may be more stringent than those applicable to traditional lasers. Also please clarify why you mention delays in obtaining export licenses. How have you been exporting your products to date?

The Company notes the Staff’s comment and has revised the risk factor to explain why its products are subject to more stringent export controls than traditional lasers and to discuss delays in obtaining export licenses. To date, the Company has been exporting its products pursuant to a variety of licenses in jurisdictions where such licenses are required as well as pursuant to exemptions from licensing requirements in jurisdictions where such exemptions are available.
Anti-takeover provisions in our charter documents and Delaware law..., page 18
19.	Please identify the “certain” stockholders whose collective beneficial ownership levels will trigger the anti-takeover provisions described.

In response to the Staff’s comment, the Company has revised the risk factor to specify that Dr. Valentin P. Gapontsev’s ownership levels, together with the ownership levels of his affiliates and associates, will trigger the anti-takeover provisions described.
20.	We note that your disclosure in the last paragraph of this risk factor does not appear to be consistent with the disclosure in the last paragraph of your disclosure under the caption “Section 203 of the Delaware General Corporation Law” on page 86. Your disclosure on page 86 appears to indicate that Section 203 of the DGCL will not apply to you until, among other things, Dr. Gapontsev ceases to beneficially own 25% or more of the total voting power of your outstanding shares. Please revise your disclosure so that it is clear when Section 203 will apply.

In response to the Staff’s comment, the Company has revised the disclosure in the risk factor to clarify that Section 203 of the DGCL will not apply to the Company until such time as Dr. Valentin P. Gapontsev (together with his affiliates and associates) ceases to beneficially own 25% or more of the total voting power of the Company’s outstanding shares.
Use of Proceeds, page 22
21.	We note that you will use a portion of the proceeds from your offering to repay indebtedness. If any of the indebtedness to be discharged was incurred within one year, please describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that none of the indebtedness to be discharged was incurred within one year.
22.	Please quantify the amount of your proceeds that you intend to use for each purpose mentioned in the last bullet point.

The Company notes the Staff’s comment and respectfully submits that it has not yet determined the amount of its proceeds that it intends to use for each purpose mentioned in the last bullet point and therefore is unable to quantify such amounts in its disclosure.

Capitalization, page 24
23.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

In response to the Staff’s comment, the Company has revised the presentation of capitalization to remove the caption relating to cash and cash equivalents.
Dilution, page 25
24.	We note your discussion of the further dilution to be experienced by your new investors to extent your outstanding stock options are exercised. Please also explain how the “shares purchased,” “total consideration” and “average price per share” columns in your second table would change if the options are exercised.

In response to the Staff’s comment, the Company has added a third table under “Dilution” to show how the “shares purchased,” “total consideration” and “average price per share” columns in the second table would change if the options are exercised.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Minority interests in consolidated subsidiaries, page 30
25.	Please revise the last sentence of this paragraph so that this disclosure and its effect on your financial statements will be clear to your investors.

The Company has revised the sentence in response to the Staff’s comment.
Factors and Trends That Affect Our Operations and Financial Results, page 30
26.	We note your discussion the Directives described in the second paragraph of your risk factor entitled “We are subject to various environmental laws and regulations...” on page 16. To the extent material, please discuss the known effect those Directives will have on your operations and financial results going forward.

The Company respectfully submits that it does not believe that the effect of the RoHS Directive described in the second paragraph of the risk factor will be material to it. As noted in the response to Comment No. 17 above, the Company has determined that it is not subject to the WEEE Directive. Accordingly, the Company does not believe that additional disclosure is necessary.
Stock-based compensation, page 33
27.	Please clarify the reasons for the expected increased expense mentioned in the last sentence on page 34.

The Company notes the Staff’s comment and has revised the disclosure to clarify the reasons for the expected increased expenses.
Net sales, page 36
28.	We note your disclosure on page 30 that your sales are affected by the periods in which products are adopted or qualified. Please show the effect of this factor in your discussion of actual results.

The Company notes the Staff’s comment and supplementally advises the Staff that quantification of this factor is potentially misleading because the adoption or qualification of fiber lasers may or may not lead to the order of a significant number of lasers. Therefore, it is more meaningful for investors to focus on the total volume of orders. The increase in market acceptance of fiber lasers reflects both repeat orders from existing customers and new orders following qualification of our products by OEMs. However, in cases where qualification by an individual customer has resulted in a quantifiable material change in net sales, we have revised our disclosure to reflect that information in the first paragraph under each of “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003.”

29.	We note your reference to your product life cycle at the top of page 29. With a view toward disclosure, please tell us about the current stage in the life cycle of each of your material products.

The Company notes the Staff’s comment and supplementally advises the Staff that, although it is difficult to predict the life cycles of the Company’s products, the Company estimates that its major products, like most products in the laser industry, have long life cycles, many of which may be ten years or more. The Company’s major products are based upon a common technology platform and the Company continually enhances these and other products through component improvement and new component development. Given these ongoing improvements in the Company’s products, recent developments in fiber lasers and amplifiers, and current product offerings by competitors, the Company believes that its products are in the early stages of their respective life cycles. It is difficult to precisely identify the life cycle stage of a particular product without the benefit of hindsight and without knowing when new technological advances will occur that may render a product obsolete. The Company is unaware of any such new technological advances that will render its major products obsolete.
Cost of sales and gross margin, page 36
30.	We note your disclosure on page 30 that your margins are affected by the mix of higher and lower power products sold during the period. Please show the effect of this mix in your discussion of actual results.

In response to the Staff’s comment, the Company has revised its disclosure to reflect the impact of shifts in product mix on its gross margins. The Company advises the Staff that it believes that changes in product mix have had less of an effect on gross margins than the other factors referred to in the disclosure. The Company has disclosed the changes in product mix that have had a material effect on gross margin. These effects relate primarily to the fact that gross margins from sales of low-power fiber lasers are generally higher than gross margins from sales of high-power fiber lasers. The Company notes that, due to the large number of devices that the Company ships to different customers in different configurations, it is difficult to quantify the effects of product mix on gross margin with specificity. The Company historically has not tracked gross margins on a product-by-product basis.

31.	Please discuss how you decreased the cost of your internally manufactured components. Also explain how you are able to continue to decrease these costs over each period presented.

During the year ended December 31, 2004, the Company shifted from purchasing its semiconductor diodes from third-party suppliers to producing them in-house, which significantly decreased the cost of components compared to the year ended December 31, 2003. For the year ended December 31, 2005 and the six months ended June 30, 2006, higher production volumes, higher yields from improved production processes and increases in automation led to continuing decreases in the cost of the Company’s internally manufactured components, particularly semiconductor diodes. In response to the Staff’s comment, the Company has revised its discussion of cost of sales and gross margin accordingly.
Liquidity and Capital Resources, page 41
32.	We note from your footnote disclosure on page F-16 that certain covenants exist related to your U.S. Construction Loan. Please revise the filing to discuss and quantify the terms of your debt covenants, including all financial ratios, and discuss the possible impact on your financial position, operations and liquidity.

In response to the Staff’s comment, the Company has revised the disclosure to discuss the debt covenants and their possible impact on the Company’s financial position, operations and liquidity.
Contractual Obligations, page 44
33.	The table required by Regulation S-K Item 303(a)(5) should not be limited to cash commitments. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure under “Contractual Obligations” to indicate that the information provided is not limited to cash commitments.

Business, page 46
Adoption of Fiber Lasers and Amplifiers, page 49
34.	Please reconcile the fiber laser market figures here with the figures in the penultimate paragraph on page 47.

In response to the Staff’s comment, the Company has revised its disclosure to reconcile the fiber laser market figures described under “Adoption of Fiber Lasers and Amplifiers” with the figures disclosed under “Introduction of Fiber Lasers.”
Medical, page 56
35.	With a view toward disclosure, please tell us about the nature of the FDA regulations that govern your business given your involvement with medical products.

The Company notes the Staff’s comment and supplementally advises the Staff that the Company manufactures general-purpose lasers that are components or used as components in medical laser systems by its customers. The medical laser systems manufactured by its customers are regulated as medical devices that are subject to various FDA regulations, which may include pre-market approval, pre-market notification, recordkeeping, reporting and Quality System regulations. As a manufacturer of components used in medical devices, the Company is not subject to FDA regulations applicable to makers of medical devices.
Sales, Marketing and Support, page 59
36.	Please tell us whether your sales and support facilities are in North or South Korea. Also tell us the amount of sales in each of these countries.

In response to the Staff’s comment, the Company has revised its disclosure to note that its sales and support facilities are in South Korea. The Company supplementally discloses that its net sales in South Korea were $2.4 million and $1.6 million in the year ended December 31, 2005 and the six months ended June 30, 2006, respectively, and it does not sell or market its products to customers in North Korea.
Intellectual Property, page 61
37.	Please disclose the scope and duration of your material patents.

The Company notes the Staff’s comment and has added a sentence to the paragraph under “Business – Intellectual Property” to clarify that the Company does not believe that any of its patents are material to the conduct of its business.
Competition, page 61
38.	Please expand your disclosure to include a more robust discussion of your competitive position relative to your competitors who sell or are developing fiber lasers and amplifiers, taking into account any publicly available information of the status of the product development efforts of those competitors.

The Company notes the Staff’s comment and has revised its disclosure to discuss its competitive position relative to its competitors that sell or are known to be developing fiber lasers and amplifiers.
Management, page 64
39.	Please provide the disclosure required by Regulation S-K Item 401(c) for the members of your scientific staff who are the subject of the last risk factor on page 10.

In response to the Staff’s comment, the Company notes that the members of its scientific staff who are expected to make significant individual contributions to the Company’s business are also members of the executive management of the Company as disclosed under “Management.” Therefore, the Company does not believe that additional disclosure is required under Item 401(c) of Regulation S-K.
Senior Executive Short-Term Incentive Plan, page 73
40.	Please clarify whether the awards under this plan will be in the form of cash or stock-based compensation.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that a committee appointed by the Board of Directors of the Company has discretion to determine the type of award, cash or non-cash, granted pursuant to the Senior Executive Short-Term Incentive Plan.
Principal and Selling Stockholders, page 76
41.	Please identify the natural persons with voting or investment power over the shares held by JDS Uniphase.

The Company has added a sentence to footnote 3 to the table under “Principal and Selling Stockholders” to provide that the Company has been informed that David Vellequette, the Chief Financial Officer of JDS Uniphase Corporation (“JDSU”), has voting and investment power over the shares held by JDSU.
42.	Please reconcile the number of individuals mentioned in parentheses in the last row with the number of individuals identified on page 64.

In response to the Staff’s comment, the number of individuals mentioned in parentheses in the last row of the table under “Principal and Selling Stockholders” has been revised to reflect that there are a total of 14 executive officers and directors. Additionally, the Company has revised the table to reflect the ownership of George H. BuAbbud, Ph.D. and Alexander Ovtchinnikov, Ph.D.

43.	Please revise footnote 11 to clarify whether you have included TA Associates Funds’

shares in the disclosure of Mr. Child’s beneficial ownership.

In response to the Staff’s comment, the Company has revised its disclosure in footnote 11 to clarify that Mr. Child’s beneficial ownership includes 2,352,941 shares held by TA Associates Funds.
Certain Relationships and Related Party Transactions, page 78
44.	Please file the agreements mentioned in this section.

In response to the Staff’s comment, the Company has filed the material agreements referred to in this section that have not been terminated. The Company notes that it has already filed copies of the stockholders agreements and registration rights agreements with the holders of the series B preferred stock and the series D preferred stock, as well as the form of warrant held by the series B preferred stockholders and the form of subordinated note to be issued to the holders of the series B preferred stock. The Company intends to file copies of the Irrevocable Proxy Coupled with Interest and the Right of First Offer Agreement to be executed by Dr. Valentin P. Gapontsev and Igor Samartsev, referred to under “Certain Relationships and Related Party Transactions – Transactions with NTO IRE-Polus,” once those documents have been executed.
45.	Where you refer to “Federal” interest rates, please be more specific regarding which rate you mean.

In response to the Staff’s comment, the Company has removed the reference to the “applicable Federal rate” from the disclosure of the loans to Dr. Gapontsev and Messrs. Blair and Dalton. With respect to the discussion of the subordinated notes to be held by the Company’s series B preferred stockholders, the Company has revised its disclosure to clarify that the reference to the short-term applicable Federal rate refers to the “Applicable Federal Rate” regularly published by the Internal Revenue Service (the “IRS”) in Revenue Rulings and available on the website of the IRS at http://www.irs.gov/taxpros/lists/0,,id=98042,00.html.

46.	We note that your disclosure in this section relates to the value of transactions through December 31, 2005. Please update the disclosure.

In response to the Staff’s comment, the Company has updated the disclosures in this section.

47.	We note from the first sentence of Note 8 to your financial statements that an aggregate of $6,736,000 was loaned to three officers of the company; however, we see that the transactions you have disclosed in this section do not total to that amount. Please tell us the details of the loans you have not described in this section, and provide us with your analysis as to why Item 404 of Regulation S-K does not require a description of those transactions to be included in this section.

In response to the Staff’s comment, the Company supplementally advises the Staff that the discrepancy reflects a loan in the amount of $786,000 made in 2001 to a former officer of the Company. This individual has not been an officer of the Company since 2003 and therefore the Company believes that the disclosure of this loan is not required by Item 404 of Regulation S-K.

48.	Please provide us your analysis of why the transaction mentioned in the last paragraph of Note 8 to your financial statements need not be included in this section.

In response to the Staff’s comment, the Company has revised the disclosure in the last paragraph of Note 8 to clarify that the minority stockholder referred to therein is a minority stockholder of IPG Japan. The Company supplementally advises the Staff that this stockholder is also a stockholder of IPG Photonics Corporation, but it is not and was not an officer, director, employee or beneficial owner of 5% or more of the Company’s common stock. Therefore, the Company believes that Regulation S-K does not require disclosure of this transaction.
Transactions with IP Fibre Devices, page 78
49.	We note your disclosure that “IPFD is a company organized to hold financial and other assets and does not engage in any business that is competitive to ours.” Please elaborate on the identity of this organization and describe how IPFD came to be the holder of 11,150,000 shares of your common stock. Please tell us the identify of the groups or individuals who own the remainder of IPFD.

The Company has revised the disclosure to indicate that IPFD acquired 10,000,000 shares of the Company’s common stock in 1999 in connection with the formation of IPG Photonics Corporation and acquired an additional 1,150,000 shares of the Company’s common stock in a corporate reorganization in August 2000 as part of the consideration received by IPFD in connection with the Company’s acquisition of IPG Laser. The Company supplementally advises the Staff that two long-term employees of the Company who are not executives of the Company are the owners of the remaining 16% of the shares of IPFD.

50.	We note your disclosure in the last paragraph of this subsection that IPFD has historically sold optical components and equipment to you. As such, please clarify your prior disclosure that “IPFD is a company organized to hold financial assets and does not engage in any business that is competitive to ours.”

In response to the Staff’s comment, the Company has revised its disclosure in the second paragraph of this subsection to clarify that IPFD is a limited company organized under the laws of the United Kingdom. The primary purpose of IPFD is to hold financial assets and other assets. It does not have manufacturing or sales operations and does not market or sell any products. The Company supplementally advises the Staff that the manufacturing equipment and optical components that IPFD sold to the Company in 2003 and 2004 were purchased by IPFD at auction from third parties after the Company declined the opportunity to purchase them in accordance with a determination by the independent members of the Company’s Board of Directors. These were later sold to the

Company at cost plus 5% (for handling, storage and carrying costs) when, as the Company’s sales increased, the Company determined that it would need these components and equipment for the manufacture of finished products. These components did not compete with the Company’s finished products but rather were used as components in the manufacturing of the Company’s finished products. IPFD has informed the Company that it does not currently own any components or manufacturing equipment.
Transactions with NTO IRE-Polus, page 78
51.	We note your references to future funding obligations you may have with respect to NTO IRE-Polus. Please clarify when such funding will be required and whether your ownership interest in NTO IRE-Polus will increase as a result of those future investments.

The Company has revised its disclosure to clarify that the future funding obligations may be triggered at any time by a request from NTO Ire-Polus and will not increase the Company’s ownership interest in NTO Ire-Polus.
Director and Officer Loans, page 80
52.	With a view toward disclosure, please tell us the date that Mr. Dalton acquired the Series A preferred and the amount paid for those shares.

In response to the Staff’s comment, the Company has added a sentence to the third paragraph under “Certain Relationships and Related Party Transactions – Director and Officer Loans” to disclose that Mr. Dalton acquired the 10,000 shares of the Company’s series A preferred stock in March 2000, prior to his service as a director and president of the Company, for a price of $10 per share, the same price paid by each of the other holders of the series A preferred stock at that time.
53.	Please disclose the interest rate on the loan mentioned in the last paragraph. Also disclose the amount of interest payments on each loan. The disclosure should be reconcilable to related disclosure, like the last bullet point on page 24.

The Company has revised the section to disclose the amount of interest payments on each loan and to disclose that the loan to Dr. Denis Gapontsev was interest-free.
Series B Preferred Stock, page 81
54.	Please clarify how the conversion operates both before and after the amendment. Show clearly the differences in value of the conversion consideration before and after the amendment. Avoid complex sentences. For example:
•	Where you disclose the minimum conversion price at the time of the amendment was $25 per share, does that mean that the preferred stock was not convertible if the offering was below $25 per share?

•	What do you mean by “what the shareholders would have received if [you] were sold to a third party”? What were the shareholders entitled to receive upon such a sale? Why is that relevant for the conversion?

•	How will you value the common stock to be paid as the “remainder”?
Please use tables or charts as necessary to explain the operation of the preferred stock.

The Company notes the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that, while the price range of the proposed offering has not yet been determined, the Company currently expects the price of the Company’s common stock in the offering to be less than $25.00 per share. Under the pre-amendment terms of the Company’s series B preferred stock, the series B preferred stock would not have converted upon a public offering in which the price of the common stock sold in the offering was less than $25.00 per share. Therefore, it is not feasible to compare the estimated conversion consideration before and after the amendment. The Company has added a table to the disclosure to show the operation of the preferred stock and the aggregate consideration to be paid to all holders of the Company’s series B preferred stock and to TA Associates upon a qualified public offering. This table will be revised after the price range for the proposed offering has been determined, and will be further revised when the offering price to the public of the Company’s common stock has been determined. The Company supplementally provides the table below to illustrate the value of shares of the Company’s series B preferred stock at different prices for the common stock to be sold in the proposed offering based upon current assumptions regarding the size of the offering and the primary shares offered:

Assumed offering price per share	$3.01	$15.18

Total value paid to all series B preferred stockholders
Value of common stock (1)	$86,573,697	$140,526,997
Subordinated notes	20,000,000	20,000,000

Total value paid to holders of series B preferred stock	$106,573,697	$160,526,997

Value Paid to TA Associates
Value of common stock (1)	$45,565,104	$73,961,577
Subordinated notes	10,526,316	10,526,316

Total value paid to TA Associates	$56,091,420	$84,487,893

(1)	Represents 28,761,070 and 15,137,405 shares, respectively, for all series B preferred stockholders and TA Associates at $3.01 per share and 9,255,244 and 4,871,181 shares, respectively, for all series B preferred stockholders and TA Associates at $15.18 per share.
Series D Preferred Stockholder, page 81

55.	Please disclose here the conversion rate of the series D preferred stock.

In response to the Staff’s comment, the Company has revised the last paragraph under “Series D Preferred Stockholder” to disclose that the series D preferred stock will convert into shares of the Company’s common stock at a rate of 0.94 shares of common stock for each share of series D preferred stock upon completion of the offering.
Stockholders Agreement, page 82
56.	Please describe all of the other provisions of the stockholders agreements that will survive the closing of your public offering.

In response to the Staff’s comment, the Company supplementally advises the Staff that the disclosure already includes all of the surviving provisions of the stockholders agreements. Therefore, the Company has not added any disclosure with respect to other provisions of the stockholders agreements.
Description of Capital Stock, page 83
57. Please disclose the number of holders of your common stock.
In response to the Staff’s comment, the Company has revised the first sentence of the second paragraph under “Description of Capital Stock” to disclose that there were 130 holders of the Company’s common stock as of August 31, 2006.
Section 203 of the Delaware General Corporation Law, page 85
58.	We note your disclosure in the last paragraph of this subsection that “Section 203 will apply to us following such time as would apply to us on its own terms....” Please clarify when Section 203 will be applicable to your company.

In response to the Staff’s comment, the Company has revised its disclosure in the last paragraph under “Section 203 of the Delaware General Corporation Law” to clarify that Section 203 will apply to the Company at such time as Dr. Valentin P. Gapontsev (together with his affiliates and associates) ceases to beneficially own 25% or more of the total voting power of the Company’s outstanding shares.
Underwriting, page 93
Stamp Taxes, page 95
59.	Please clarify whether this disclosure is applicable to U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that this disclosure is not applicable to purchasers who purchase the Company’s common stock in the offering inside the United States.
Financial Statements, page F-1

Consolidated Statements of Operations, page F-4
60.	Please revise the statement to remove the stock-based compensation total from the table included as a footnote on the face of your statements of income. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. Please also apply this comment to your selected consolidated financial data.

In response to the Staff’s comment, the Company has removed the stock-based compensation total from the table included as a footnote on the face of its statements of income as well as from the selected consolidated financial data. The disclosures have been revised to present this information in the notes to the financial statements as well as within MD&A.
Note 1 — Nature of Business and Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
61.	We note from your disclosures that you sell certain products through independent distributors. Please tell us whether sales to distributors contain any rights of return, price protection privileges or other compensation and, if so, explain how you comply with SFAS 48 and SAB 104.

The Company notes the Staff’s comment and supplementally advises the Staff that none of the Company’s sales to distributors contain any rights of return, price protection privileges or other compensation.

62.	We see that you account for certain sales on a multiple element basis. Please describe the nature and significant terms of these transactions and the manner in which you value and account for them. Please tell us how you apply EITF 00-21when recognizing revenue.

The Company notes the Staff’s comment and supplementally advises the Staff that revenue from multiple element arrangements historically has not been significant for the Company. Along with the sale of the Company’s products, the Company occasionally provides training and installation services to end-user customers. In addition, in rare instances, the Company will offer extended warranties and/or maintenance contracts to its customers.

In accordance with EITF 00-21, the Company has determined that each of these transactions qualifies as a separate unit of accounting. The Company sells these products and services individually, and accordingly, the Company believes that objective fair value or Vendor-Specific Objective Evidence is readily determined and is generally measured using list prices. The Company allocates the arrangement consideration to the separate units of accounting based on their relative fair values.

The Company then recognizes revenue for each unit of accounting as the product is delivered or the services are performed. The Company generally delivers the training and installation services shortly after the product is shipped because the customers want the instruments to be placed into service as soon as possible. As such, the deferred revenue related to training and installation generally is not material at any given balance sheet date. Extended warranties or maintenance contracts are recognized ratably over the service period (generally one to two years), and any revenue recognized or deferred revenue balances associated with these revenue arrangements historically have not been material.

Some of the Company’s more significant revenue arrangements involve complex installations or have complex customer specifications and include customer acceptance provisions. When customer acceptance provisions are present in the Company’s revenue arrangements, recognition of revenue is deferred until the Company obtains customer acceptance.
Note 7 — Convertible Redeemable Preferred Stock, Preferred Stock and Warrants, page F-17
63.	We note that you currently have three classes of preferred stock outstanding. To help us better understand your classification and accounting for each class of preferred stock, please address the following:
•	Describe all the material terms of the convertible preferred stock, including but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto. Please clearly describe the material terms of all related agreements, such as registration rights agreements.

•	Describe clearly how you have accounted for each class of convertible preferred stock, including any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.
In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

In response to the Staff’s comment, the Company has revised Note 7 to the Consolidated Financial Statements (i) under the heading “Dividends” to clarify that the Company’s preferred stock does not bear a stated dividend rate, (ii) under the heading “Conversion” to describe conditions that may result in adjustments to the conversion rates of the Company’s preferred stock, (iii) under the heading “Redemption” to disclose that the Company has no right to redeem the preferred stock and (iv) under the heading “Investor Rights” to expand the disclosure of investor rights. The Company respectfully submits that it has disclosed all of the material terms of the convertible preferred stock and directs the Staff to the following disclosures:

•	the conditions under which the Company or the holder may convert the preferred stock into common shares and the conversion rates: see disclosure under the heading “Conversion;”

•	any conditions under which the Company or the holder may redeem the preferred stock: see disclosure under the heading “Redemption;” and

•	the dividend rates and any adjustments thereto: see disclosure under the heading “Dividends.”
     SFAS No. 150 Analysis
The Company concluded that none of its three classes of preferred stock are considered to be a liability under SFAS No. 150 as they are not mandatorily redeemable. Specifically, the holders of the series A preferred stock have no redemption rights. The series B preferred stock is redeemable at the election of the holders of a majority of the outstanding series B preferred stock. The first available redemption date for the series B preferred stock is April 15, 2007. However, the series B preferred stock is also convertible at the option of the holders at any time. As such, in accordance with SFAS No. 150, the redemption is conditional, not mandatory, and the instrument is not classified as a liability (as described in paragraph A9 of SFAS No. 150). The holders of the series D preferred stock are entitled to redeem their shares at a redemption price of $1.90 per share if and when the holders of the series B preferred stock elect to redeem their shares of series B preferred stock. Therefore, given that the series B preferred stock is not classified as a liability and the redemption of the series D preferred stock is dependent on the action of the holders of the series B preferred stock, the Company has concluded that the series D preferred stock is contingently redeemable and does not require classification as a liability (as described in paragraph 10 of SFAS No. 150).

ASR 268 Classification

The series B preferred stock and series D preferred stock have been classified as mezzanine equity in accordance with Accounting Series Release No. 268 (FRR Section 211), Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”). Rule 5-02.28 of Regulation S-X defines redeemable preferred stock as any class of stock (not just preferred stock) that (1) the issuer undertakes to redeem at a fixed or determinable price on a fixed or determinable date or dates, (2) is redeemable at the option of the holder, or (3) has conditions for redemption that are not solely within the control of the issuer, such as provisions for redemption out of future earnings. The holders of the series A preferred stock have no redemption rights. Classification of the series B preferred stock and series D preferred stock as mezzanine equity is considered appropriate because (i) the series B preferred stock is redeemable at the option of the holder commencing in April 2007 and (ii) the conditions for redemption of the series D preferred stock are not solely within the Company’s control (i.e., the series D preferred stock becomes redeemable if the holders of the Company’s series B preferred stock elect to redeem their shares).

Conversion Rights and SFAS No. 133 Bifurcation Analysis

Each of the series A preferred stock, series B preferred stock and series D preferred stock is convertible at the holder’s option at any time and automatically converts upon the completion of a qualifying equity offering. The series A preferred stock, series B preferred stock and series D preferred stock are convertible into the number of shares of common stock of the Company as is determined by dividing their respective preference values by their respective conversion prices then in effect. As of December 31, 2005, the preference values of the series A preferred stock, series B preferred stock and series D preferred stock were $10.00, $25.00 and $1.90 per share, respectively, and the conversion prices were $9.10, $21.91 and $1.90 per share, respectively.

Series A Preferred Stock

The series A preferred stock is convertible at any time at the election of the holders of the series A preferred stock. Upon a public offering that (i) generates gross proceeds to the Company of at least $35,000,000; (ii) has a public offering price at or above $3.00 per share; and (iii) results in the common shares being listed on the New York Stock Exchange or the Nasdaq Global Market, all shares of the series A preferred stock automatically convert into common stock at the lower of the conversion price then in effect or the offering price to the public. The series A preferred stock is considered to be an equity host. In accordance with paragraph 12(a) of SFAS No. 133, the conversion option embedded in the series A preferred stock is considered to be clearly and closely related to the host contract. Therefore, the conversion option of the series A preferred stock does not require bifurcation and separate accounting.

Series B Preferred Stock

The series B preferred stock is convertible at any time at the election of the holders of the series B preferred stock solely into shares of the Company’s common stock. Upon a “qualified public offering,” all of the series B preferred stock automatically converts into subordinated debt and common stock. A qualified public offering is defined in Note 7 to the consolidated financial statements. The conversion features are also discussed in Note 7 to the consolidated financial statements. The consideration that the holders of the series B preferred stock as a class will receive upon a qualified public offering consists of subordinated three-year notes totaling $20.0 million in principal amount and the remainder in the form of the Company’s common stock valued at the public offering price. The considerations related to the conversion option associated with the holders’ option to convert at any time are discussed here and the considerations related to the conversion options associated with a qualified public offering are discussed in the response to Comment No. 65.

SFAS No. 115 defines a debt security as, “Any security representing a creditor relationship with an enterprise. It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor and (b) a collateralized mortgage obligation (CMO) (or other instrument) that is issued in equity form but is required to be accounted for as a nonequity instrument regardless of how that instrument is classified (that is, whether equity or debt) in the issuer’s statement of financial position.” ASR 268 further defines when preferred stock must be classified as mezzanine equity.

The Company has concluded that the series B preferred stock, while not mandatorily redeemable, currently is redeemable after a date certain at the option of the holders of the series B preferred stock. Therefore, the series B preferred stock should be considered a debt host. Because an equity conversion option in a debt host is not considered to be clearly and closely related under paragraph 12(a) of SFAS No. 133, the conversion option requires evaluation to determine if it meets the definition of a derivative, in accordance with paragraph 6 of SFAS No. 133. The Company has concluded that the holders’ option to convert the series B preferred stock at any time does not qualify the instrument as a derivative because there is no mechanism for the holders of the series B preferred stock or the Company to net settle the conversion option for shares or cash. Therefore, the conversion option associated with the holders’ option to convert at any time does not require bifurcation and separate accounting. See the response to Comment No. 65 for a further discussion of the conversion option associated with a qualified public offering.

Series D Preferred Stock

The series D preferred stock is convertible at any time at the election of the holders of the series D preferred stock. In addition, the series D preferred stock automatically converts into common stock of the Company upon a public offering of the Company’s common stock at a price at or above $1.90 per share or a merger or sale of the Company in which the holders of the series D preferred stock would be entitled to $1.90 per share or more, or such lesser amount approved by the holders of the series A preferred stock and series B preferred stock provided that the holders of the series A preferred stock, series B preferred stock and series D preferred stock receive an amount equal to that which they would be entitled to receive in a liquidation of the Company. Unlike the series B preferred stock, which is redeemable solely at the option of the holders automatically upon the passage of time, the series D preferred stock only becomes redeemable if two conditions are met: (a) the holders of the series B preferred stock elect to redeem the series B preferred stock and (b) the holders of the series D preferred stock exercise their redemption right. This distinction has led the Company to conclude that the series D preferred stock is an equity host. In accordance with paragraph 12(a) of SFAS No. 133, the conversion features embedded in the series D preferred stock are considered to be clearly and closely related to the host contracts. Therefore, the conversion features of the series D preferred stock do not require bifurcation and separate accounting.

Beneficial Conversion, EITF 98-5 and EITF 00-27

The Company has evaluated the series A preferred stock, series B preferred stock and series D preferred stock and assessed whether there were any beneficial conversion features at the date of issuance or any contingent beneficial conversion features that must be accounted for under EITFs 98-5 and 00-27. No beneficial conversion features were recognized upon the issuance of the series A preferred stock or series D preferred stock, while a beneficial conversion feature was recognized in the year ended December 31, 2000 as a result of the issuance of the series B preferred stock. As noted in Note 7 to the consolidated financial statements, the conversion prices of the series A preferred stock, series B preferred stock and series D preferred stock adjust in certain circumstances, including certain issuances of stock, options, warrants or other rights to purchase equity at prices below the then-applicable conversion price of the respective preferred stock. Such antidilution features constitute a contingent beneficial conversion feature in the series A preferred stock, series B preferred stock and series D preferred stock, as applicable, which will be recognized as the contingent events occur.

For instance, the issuance of certain shares of common stock and the series D preferred stock in 2003 resulted in an adjustment to the conversion ratios of the series A preferred stock and the series B preferred stock, and the Company recorded a beneficial conversion charge (deemed dividend) of approximately $5,242,000 in 2003 arising from these contingent beneficial conversion features. Future issuances of equity instruments that are deemed to be antidilutive to the holders of the series A preferred stock and series B preferred stock will result in additional beneficial conversion charges (deemed dividends) being recorded.

64.	Additionally we note that you have concluded that the warrants issued in conjunction with the Series B preferred stock are subject to derivative accounting. Please revise to disclose the methodology and significant estimates and assumptions used to value your warrant liability at each balance sheet date.

The Company notes the Staff’s comment and has revised the disclosure to discuss the methodology and significant estimates and assumptions used in the valuation at each balance sheet date.

65.	We note that upon a qualified public offering, all of your Series B preferred stock automatically converts into subordinated debt and common shares. Please tell us more about the terms associated with the conversion of the Series B preferred stock into debt. Tell us how you are required to account for the pending conversion of the security to debt. Please provide references to the authoritative accounting literature that supports your conclusions. We may have additional comments after reviewing your response.

As described in Note 7 to the consolidated financial statements, the series B preferred stock, with a preference value of $95,000,000, will automatically convert upon a qualified public offering. The consideration that the holders of the series B preferred stock will receive consists of subordinated three-year notes totaling $20,000,000 in principal amount and the remainder in common stock valued at the public offering price. The Company has evaluated the terms and conditions of the automatic conversion option upon a qualified public offering and, because of the terms of payment and the mechanism of the conversion at different valuations, the Company has concluded that there are two embedded derivatives:

(i)	an equity conversion option that exists when the public offering price is below $25.00 per share or equal to or above $62.50 per share; and

(ii)	a contingent redemption payment that exists when the public offering price is equal to or greater than $25.00 per share and less than $62.50 per share.
The contingent redemption payment arises because, when the qualified public offering price is between $25.00 and $62.50 per share, the conversion value becomes fixed at $237,500,000 and is not indexed to the price of the Company’s common stock. Upon identifying these embedded derivatives, the Company completed an analysis to determine if the embedded derivatives described above should be bifurcated in accordance with paragraph 12 of SFAS No. 133.

Equity Conversion Option

As noted in the response to Comment No. 63, the Company has concluded that the series B preferred stock, while not mandatorily redeemable, should be considered a debt host due to a redemption option which allows the holder to redeem the series B preferred stock at par commencing in April 2007. Because an equity conversion option in a debt host is not considered to be clearly and closely related, the equity conversion option in the series B preferred stock is not clearly and closely related to the debt host under paragraph 12(a) of SFAS No. 133.

Under paragraph 12(b) of SFAS No. 133, the series B preferred stock is not remeasured at fair value.

Finally, evaluation under paragraph 12(c) of SFAS No. 133 is required to determine whether a separate instrument with the same terms as the equity conversion option would be, pursuant to paragraphs 6–11 of SFAS No. 133, a derivative instrument subject to the requirements of SFAS No. 133. The Company believes that the equity conversion option meets the definition of a derivative, as set forth in paragraph 6 of SFAS No. 133. Specifically, in applying paragraph 6(c), the Company has concluded that the settlement provisions provide for explicit net settlement through the delivery of a $20,000,000 note payable and shares of common stock in net settlement of the amount in excess of $20,000,000. The Company notes that the settlement, which is partially in the form of debt and partially in the form of shares of common stock, is analogous to the fact pattern presented for Instrument C in EITF Issue No. 90-19.

Based on the foregoing, further evaluation of the equity conversion option is required to determine if it meets any of the exceptions so as to fall outside the scope of SFAS No. 133. Specifically, the Company evaluated whether the exception set forth in paragraph 11(a) of SFAS No. 133 should be applied to the equity conversion option. In accordance with paragraph 11(a), contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position are not accounted for in accordance with SFAS No. 133.

The Company concluded that the settlement of the equity conversion option is considered to be indexed to the Company’s own stock, as defined in EITF 01-6, because, once a qualified public offering occurs, the amount of the settlement is based solely on the issuer’s stock. Therefore, the terms and conditions of the equity conversion feature were compared to the requirements of paragraphs 12 through 32 of EITF 00-19 to determine if equity classification was appropriate. Because each of the criteria in paragraphs 12 through 32 were satisfied, the Company concluded that equity classification was appropriate and that separate accounting or bifurcation was not required for the equity conversion option.

Contingent Redemption Payment

The Company evaluated the contingent redemption payment under DIG Issue B-16 to determine if the contingent redemption payment is clearly and closely related to the debt host. Because of the potential premium that would be paid upon settlement and the fact that the payment is contingent upon a qualified public offering, the contingent redemption payment is considered to be not clearly and closely related to the debt host under paragraph 12(a) of SFAS No. 133.

As noted above, the series B preferred stock is not remeasured at fair value under paragraph 12(b) of SFAS No. 133.

Finally, evaluation under paragraph 12(c) of SFAS No. 133 is required to determine whether a separate instrument with the same terms as the contingent redemption payment would be, pursuant to paragraphs 6–11 of SFAS No. 133, a derivative instrument subject to the requirements of SFAS No. 133. The Company believes that the contingent redemption payment meets the definition of a derivative, as set forth in paragraph 6 of SFAS No. 133. Specifically, in applying paragraph 6(c), the Company has concluded that the settlement provisions provide for explicit net settlement through the delivery of a $20,000,000 note payable and shares of common stock in net settlement of the amount in excess of $20,000,000.

Based on the foregoing, further evaluation of the contingent redemption payment is required to determine if it meets any of the exceptions so as to fall outside the scope of SFAS No. 133. Specifically, the Company evaluated whether the exception set forth in paragraph 11(a) of SFAS No. 133 should be applied to the contingent redemption payment. In accordance with paragraph 11(a), contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position are not accounted for in accordance with SFAS No. 133.

The Company concluded that the settlement of the contingent redemption payment is not indexed to the Company’s own stock, as defined in EITF 01-6, because the settlement amount is fixed at $237,500,000. Therefore, equity classification is not appropriate and the exception set forth in paragraph 11(a) is not available. Accordingly, the Company has accounted for this embedded feature as a derivative pursuant to SFAS No. 133. The

Company supplementally advises the Staff that the fair value of the contingent redemption payment at the date of issuance, at December 31, 2005 and at June 30, 2006 was de minimis due to the fact that the probability was remote that the valuation of the Company’s common stock would be in the range of public offering prices between $25.00 and $62.50 per share in the foreseeable future.

Classification

In addition to the considerations under SFAS No. 133, the Company has evaluated the classification of the series B preferred stock (see the response to Comment No. 63 above). The Company believes that the option to convert the series B preferred stock to term debt does not change the conclusions regarding classification. The conversion of the series B preferred stock to term debt is contingent upon the completion of a qualified public offering and, therefore, the instrument is not mandatorily redeemable until such time as the series B preferred stock is converted. As mentioned in the response to Comment No. 63 above, the ability of the holders of the series B preferred stock to redeem the series B preferred stock at their option requires the series B preferred stock to be presented as mezzanine equity.

Beneficial Conversion, EITF 98-5 and EITF 00-27

As noted in the response to Comment No. 63, the Company has assessed whether there were any beneficial conversion features at the date of issuance or any contingent beneficial conversion features that must be accounted for under EITFs 98-5 and 00-27 in connection with the series B preferred stock. As described above, the equity conversion option falls outside the scope of SFAS No. 133 (because of its equity settlement feature) and required no incremental accounting because of its equity classification. Given that the equity conversion option was not treated as a derivative under SFAS No. 133, a contingent beneficial conversion exists and will be recognized upon the completion of a qualified public offering if the valuation of the Company’s common stock is less than $25.00 per share or more than $62.50 per share.

If the public offering price of the Company’s common stock is between $25.00 per share and $62.50 per share in a qualified public offering, the contingent redemption payment is the operative financial instrument. In this case, the provisions of SFAS No. 133 are applicable and the beneficial conversion literature in EITF 98-5 and EITF 00-27 would not be applied. No beneficial conversion charge would be recorded and the Company instead would record changes in the fair value of the derivative instrument in its statements of operations.
Minority Interests, page F-20
66.	We note from disclosures on page 18 that you own 51.0% of NTO IRE-Polus, your Russian subsidiary. We also note you indicate under Russian law and NTO IRE-Polus’ charter, supermajority or unanimous stockholder approval is required to take certain significant non-operational actions, such as amending NTO IRE-Polus’ charter, electing the executive body or altering certain fundamental stockholder rights. Tell us more about the nature of the “non-operational” actions that require supermajority or unanimous stockholder approval. Also, please tell us how the requirement for supermajority or unanimous stockholder approval (in certain cases) impacts your required accounting for and presentation of your investment in NTO IRE-Polus in your consolidated financial statements. Please address your consideration of the guidance at EITF 96-16 in your response. We may have additional comments after reviewing your response.

The Company advises the Staff that the following additional items require unanimous approval of NTO IRE-Polus’s stockholders:
(i)	amending the foundation (stockholders’) agreement;

(ii)	reorganization or liquidation of NTO IRE-Polus;

(iii)	imposing extra obligations on all stockholders, or providing, terminating or restricting additional rights open to all stockholders or granting extra rights to specific stockholders;

(iv)	terminating extra obligations of the stockholders;

(v)	amending NTO IRE-Polus’s charter to cap individual stockholder ownership levels, limiting changes to the ratio of stockholders’ shares and other amendments to or deletion of such provisions of NTO IRE-Polus’s charter;

(vi)	valuation of non-cash contributions made to capital;

(vii)	amending NTO IRE-Polus’s charter to change or delete procedures for profit distribution to stockholders;

(viii)	increasing the authorized capital following a stockholder’s announcement of an extra contribution and/or a third party’s application for admission to NTO IRE-Polus with an appropriate contribution;

(ix)	amending or deleting from NTO IRE-Polus’s charter any provisions for the exercise of the right of first refusal that is not proportionate to the size of the stockholder’s shares;

(x)	the sale of shares by NTO IRE-Polus to its stockholders which sale may change a stockholder’s percentage ownership, the sale of shares to third parties and incorporating amendments related to such sale in the foundation documents; and

(xi)	amending the charter to include the stockholders’ obligation to contribute to NTO IRE-Polus’s property.
All of the foregoing actions requiring unanimous stockholder approval are considered non-operating, “protective” rights as that term is defined in EITF 96-16.

The following are additional items requiring supermajority approval of the holders of 2/3 of the shares of NTO IRE-Polus:
(i)	amending NTO IRE-Polus’s charter, including changing the authorized capital;

(ii)	establishing NTO IRE-Polus’s executive bodies and early termination of their office;

(iii)	delegating the authority of NTO IRE-Polus’s single-person executive body to a commercial organization or a businessman (the “Manager”);

(iv)	approving the Manager’s appointment and the terms and conditions of the Manager’s employment (retention) contract;

(v)	establishing branches or opening representative offices;

(vi)	terminating or restricting extra rights enjoyed by specific stockholders, provided that each stockholder that has such extra rights votes in support of such resolution or gives its written consent thereto;

(vii)	imposing extra obligations on specific stockholders, provided that each stockholder that has such extra obligations votes in support of such resolution or gives its written consent thereto; and

(viii)	approving contributions to NTO IRE-Polus’s property.
The foregoing items requiring supermajority stockholder approval, except for items (ii) through (v), are considered non-operating, protective rights. Items (ii) through (v) are considered to be substantive participating rights and are typical of matters dealt with in the ordinary course of NTO IRE-Polus’s business. The Company has evaluated the rights of the minority stockholders of NTO IRE-Polus and has concluded that the Company’s 51% ownership interest together with the 27% interest in NTO IRE-Polus held by Dr. Valentin P. Gapontsev, the Company’s Chief Executive Officer and Chairman of the Board, gives the Company the necessary voting control to render the substantive participating rights of the minority stockholders ineffective. In addition, Dr. Valentin P. Gapontsev and Mr. Igor Samartsev (who owns 4.9% of the shares of NTO IRE-Polus) intend to grant an irrevocable proxy to the Company by which they will grant the Company the right to vote their shares. Once this proxy is granted, the Company will have voting control over 82.6% of the total shares of NTO IRE-Polus. See “Certain Relationships and Related Party Transactions – Transactions with NTO IRE-Polus.” EITF 96-16 states:
“Relationships between the majority and minority shareholders (other than investment in the common investee) that are of a related-party nature, as defined in Statement 57, should be considered in determining if the participating right of the minority shareholder are substantive. For example, if the minority shareholder in an investee is a member of the immediate family of the majority shareholder of the investee, the rights of the minority shareholder likely would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee.”
Transactions between NTO IRE-Polus and (i) any person who acts as the single-person executive body or (ii) any stockholder that controls, with its affiliates, 20% or more of the shares of NTO IRE-Polus are subject to the approval of a simple majority of the disinterested stockholders of NTO IRE-Polus. However, stockholder approval is not required if the related party transaction is in the ordinary course of business and of the type completed before such stockholder controlled 20% or more of the shares of NTO IRE-Polus or became the single-person executive body. The Company notes that transactions between IPG and NTO IRE-Polus historically have been limited to research services and the purchase of components and have not required stockholder approval.

Given the historical nature of transactions between the Company and NTO IRE-Polus, the Company currently believes that the occurrence of any event requiring minority stockholder approval is remote.

EITF 96-16 states:
“Certain minority rights may provide for the minority shareholder to participate in significant decisions that would be expected to be made in certain business activities in the “ordinary course of business”; however, the Task Force concluded that the existence of such minority rights should not overcome the presumption that the majority should consolidate, if it is remote that the event or transaction that requires minority approval will occur.”
Moreover, for minority rights relative to self-dealing transactions, EITF 96-16 states:
“The Task Force believes that minority rights (whether granted by contract or by law) that would allow the minority shareholder to block the following corporate actions would be considered protective rights and would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee:
1. Amendments to articles of incorporation of the investee
2. Pricing on transactions between the owner of a majority voting interest and the investee and related self-dealing transactions.”
Based on all of the foregoing, the Company has concluded that the substantive participating rights of the minority stockholders of NTO IRE-Polus do not serve to overturn the presumption that the financial statements of NTO IRE-Polus should be consolidated with the financial statements of IPG Photonics Corporation. As such, NTO IRE-Polus has been included in the Company’s consolidated financial statements.

For further reference, the balance sheet and results of operations of NTO IRE-Polus are not considered material to the Company’s consolidated financial statements. Total assets, third-party revenue and net income of NTO IRE-Polus as of and for the year ended December 31, 2005 were $4.6 million, $3.2 million and $658,000, respectively. Total assets, third-party revenue and net income of NTO IRE-Polus as of and for the six months ended June 30, 2006 were $4.2 million, $2.5 million and $768,000, respectively.
Part II
Recent Sales of Unregistered Securities, page II-3
67.	For each of the transactions described, please briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure under “Recent Sales of Unregistered Securities” to briefly state the facts relied upon to make exemption from registration available for each of the transactions described.
Item 17. Undertakings, page II-3
68.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

In response to the Staff’s comment, the Company has added the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.
Signatures
69.	Please do not alter the language required on the Signatures page. We note, for example, your revisions to the required second paragraph.

The Company has revised the Signatures page in response to the Staff’s comment.
* * * *

          If you should have any questions or comments about any of the items in this letter, please call me at (212) 294-2639 or Robert Ericson at (212) 294-6741.

Very truly yours,
/s/ David A. Sakowitz
David A. Sakowitz

cc:	Valentin P. Gapontsev, Ph.D.
Angelo P. Lopresti
IPG Photonics Corporation
Joseph H. Apke
Deloitte & Touche LLP
Robert W. Ericson
Winston & Strawn LLP
Robert G. Day
Adam M. Dinow
Wilson Sonsini Goodrich & Rosati
Professional Corporation

APPENDIX A
MARKET AND INDUSTRY DATA AND FORECAST REPORTS